United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 25, 2024		Director of Investor Relations



VALE

Vale's 3Q24 Performance

October 25th, 2024

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) our ability to deliver decharacterization projects as planned on slides 5 and 6; (ii) our ability to deliver growth projects as planned on slide 9; (iii) outcomes for the Asset Review initiatives on slide 10; (iv) our performance expectation in iron ore fines C1 cash cost on slide 14, and (v) cost guidance on slide 15.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE



1. Opening remarks

Vale 2030: A trusted partner, more competitive and with the right portfolio

- Excelling in safety and operational performance
- Securing cost competitiveness
- Building a talent-driven and agile company
- Fostering innovation and digital solutions


Performance Driven
Trusted Partner
Superior Portfolio
Vale 2030

- Nurturing institutional relationships
- Leaving a positive impact for people and nature
- Ensuring greater transparency

- Delivering on high quality iron ore and improving product mix
- Accelerating copper growth
- Becoming more customer-centric

VALE

Eliminating upstream structures

Upstream dam[1] decharacterization program


Complete
Ongoing
53%
16
6
8
30
2019-Oct24
2025-27
2029+
Total

~US$ 5.0 billion program

(~$2.3 bn[2] already invested)


B3/B4 dam back-up structure being removed after successful decharacterization
VALE

[1]Dams include geotechnical facilities dedicated to mining processes. [2]As of June 2024.

Progressing on dam safety

Dams at emergency level[1]


35
4
7
24
16
1
5
10
9
5
4
-54%
-71%
Level 3
Level 2
Level 1
2020[2]
Sep 2024
2025

No dams at level 3 by 2025


Sul Superior Dam removed from level 3 in Aug-24

[1] Dams include geotechnical facilities dedicated to mining processes. As of September 3, 2024. [2] Considering the highest number of structures at emergency level, in 2020.

Advancing circularity across the entire value chain

Tailings Reprocessing



Generate iron ore by reprocessing tailings in dams and piles

Gelado: Reprocessing 37+ years of tailings, producing sustainable high-quality products

Waste Processing



Generate iron ore by processing waste from piles

Serrinha: Process waste, eliminate structures, reduce costs

Coproducts



Generate coproducts from waste and commit to sustainability and value sharing

Pico Block Factory, Sustainable Sand and Circlua Cement: Transforming tailings into viable high-grade products

VALE

Strongest iron ore production in 5+ years

Iron ore production
(Mt)


6%
86
91
3Q23
3Q24

Revised production guidance to 323–330 Mt (310–320 Mt previously)

Pellets production
(Mt)


13%
9
10
3Q23
3Q24

Highest pellet production since 3Q19

Iron ore sales
(Mt)


2%
81
82
3Q23
3Q24

Improved portfolio mix

VALE

Vargem Grande plant started-up on budget and ahead of schedule

VGR (+15 Mt): *started-up in Sep/24*
Upgrading plant from natural moisture to wet processing



Plant interconnection



Waste containment system

Next...
Capanema (+15 Mt): *91% complete[1];*
On track to start in 1H25



Conveyor belt



Primary crushing plant

[1] Physical progress as of end of September 2024.

Asset review driving stronger performance in Sudbury


Copper production
(kt)
9%
79
86
3Q23
3Q24

Salobo 1&2 plants : +30% ore processed y/y


Nickel production
(kt)
12%
42
47
3Q23
3Q24

Continued ramp-up of Voisey's Bay underground mines


Sudbury – ore mined
(kt)
20%
609
730
3Q23
3Q24

+20% in ore production and mill throughput y/y

Definitive agreement signed: R$ 170 billion

Remediation and compensation to date[1]

~R$ 38 billion
disbursed in 42 compensation programs

+ 446,000
people compensated

94% of housing solutions delivered

Obligations to Pay

R$ 100 billion cash payment,
payable over 20 years

Obligations to Perform

R$ 32 billion in obligations
to perform by Samarco

- Mutually beneficial solution for all parties
- Social, environmental and technical criteria
- Closing all claims brought by the signatory authorities

Bento Rodrigues resettlement, Mariana, Minas Gerais, Brazil)

VALE

[1] As of October 2024, except for Housing Solutions, which is Aug/24.

2. Financial Performance

EBITDA: improving cost performance amid lower iron ore prices

Proforma EBITDA – 3Q24 vs. 3Q23

US$ million


4,736
−1,298
−167
−108
301
132
86
59
3,741
Lower iron ore price (-US$ 14/t)
Resulting from efficiency programs
+ 1.3 Mt iron ore sales, mainly pellets
Proforma EBITDA 3Q23¹
Prices
PTVI deconsolidation
Freight
FX effect
Cost & expenses
Volume
Others²
Proforma EBITDA 3Q24¹

[1] Excluding Brumadinho expenses. 3Q23 EBITDA was restated including associates and JV's EBITDA (US$ 254 million). [2] Including by-products (US$ 66 million), EBITDA Energy (US$ 5 million) and Associates and JVs EBITDA (US$ -12 million).

VALE

Strong momentum on cost performance; on track to meet the low-end of the guidance

Iron ore fines C1 cash cost, ex third-party purchases

US$/t


Guidance 2024
US$ 21.5–23.0/t
21.9
24.9
-2.1
-1.4
-1.0
-0.6
1.4
-0.6
20.6
3Q23
2Q24
Higher volumes and mix
Maintenance
FX effect
Efficiency initiatives
Inventory turnover
Others[1]
3Q24
4Q24e

[1] Including demurrage (US$ –0.4/t) and others (US$ –0.2/t).

VALE

Lowering copper all-in cost guidance; Nickel on track


Copper all-in costs
('000 US$/t)
New 2024 Guidance
US$ 2.9-3.3k/t
-13%
3.3
3.7
2.9
3Q23
2Q24
3Q24

Main effects in 3Q24 (y/y)

- Positive impact of by-products revenues, at both Salobo and Sossego


Nickel all-in costs
('000 US$/t)
2024 Guidance
US$ 15-16.5k/t
-3%
18.6
15.0
18.0
3Q23
2Q24
3Q24

Main effects in 3Q24 (y/y)

- Continued Voisey's Bay ramp-up and lower third-party feed purchases
- Higher by-product revenues

FCF: US$ 1.6 billion in shareholder remuneration paid in the quarter

Free cash flow – 3Q24

US$ million


3,741
3Q24 Proforma EBITDA
Increase in accounts receivables
–570
Working capital
–420
Brumadinho & decharacterization expenses[1]
–471
Income tax & REFIS
Flat q/q
Trending below the annual guidance of US$ ~6.5 bn for 2024
–1,398
CAPEX
–242
Associates and JVs EBITDA[2]
–461
Others[3]
179
Free Cash Flow
–1,606
Shareholder remuneration[4]
Liability management: –US$ 0.6 bn
Aliança Energia: –US$ 0.5 bn
VODC[5] proceeds: +US$ 0.6 bn
–515
Cash management & others[5]
–1,942
Decrease in cash and cash equivalents

[1]Includes US$ 342 million of disbursement of Brumadinho and decharacterization provisioned expenses and US$ 78 million of Brumadinho incurred expenses. [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA. [3] Includes interest on loans, derivatives, leasing, payments related to Samarco dam failure and others. [4] Includes disbursements of US$ 1.586 billion in interest on capital paid to shareholders and US$ 20 million in share buyback. [5] Includes disbursements US$ 493 paid in the Aliança Energia Acquisition, and US$ 1,584 in debt repayments. There were partially offset by the US$ 962 million in new loans and bonds, and US$ 600 million received from Vale Oman Distribution Center (VDOC) transaction.

Samarco's agreement impact on Vale's cash flow

Vale's provision
US$ 4.7 bn provisioned, including US$ 1.0 bn added in 3Q24

Expected cash disbursement schedule *(R$ billion)*[1]

	Total	4Q24	2025	2026	2027	2028	2029	2030	'31-43 Avg	
Obligations to pay	100	5.0	6.0	7.0	5.0	5.0	5.1	5.5	4.7[2]	Payments over 20 years to fund compensatory programs tied to public policies.
Obligations to perform	32	2.4	16.8	5.1	0.8	0.7	0.6	0.8	0.5[3]	To be performed by Samarco, including indemnification, resettlement, and environmental recovery.
Already disbursed *(previous framework agreement)*	38	-	-	-	-	-	-	-	-	
Total (R$ billion)	170	7.4	22.8	12.1	5.8	5.7	5.7	6.3	5.1	
Vale's contribution (R$ billion)		3.7	11.0	6.0	2.9	2.1	1.9	1.7	-	Gradual reduction over the years and considering Samarco will fully fund the reparation from 2031 onwards, with its operations completely ramped-up
Vale's contribution[4] (US$ billion)		*0.7*	*2.0*	*1.1*	*0.5*	*0.4*	*0.3*	*0.3*	-	

[1] Amounts stated in real terms. [2] Average payments 2031-2043 [3] Average payments 2031-2039 [4] Average BRL-USD Exchange rates of 5.4481.

Expanded net debt within our target

Expanded net debt – (3Q24 vs. 2Q24)

US$ billion


14.7
0.9
-0.1
-0.0
1.0
16.5
Expanded net debt (2Q24)
Net debt
Currency swaps
Brumadinho provisions
Samarco provisions
Expanded net debt (3Q24)

Expanded net debt target: **US$ 10–20 billion**

Performing on **Brumadinho and Mariana commitments**

Focus on returning value to shareholders

Key takeaways

Focus on safety and operational excellence
Dam elimination program is +50% complete; highest production in +5 years

Accelerating cost efficiency programs
On track to reach our guidance of US$21.5 to 23/t for the year

Delivering on transformational projects
VGR, Capanema, S11D: adding high-quality ore with low capex intensity

VBM's asset review bearing fruit
Strong performance in Sudbury, where mill productivity is up +20%

Fair and definitive settlement signed
Beneficial solution for all parties

VALE


Q&A